DENTSPLY International Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in millions except ratios)	Year Ended December 31,
	2015	2014	2013	2012	2011
Consolidated Earnings:
Pre-tax income from continuing operations	$329.7	$404.4	$369.3	$330.7	$256.1
before adjustment for income or loss from
equity interests

Add fixed charges computed below	83.8	69.7	72.7	82.2	66.8

Net adjustments for capitalized interest	0.1	0.1	0.1	—	—

Consolidated Earnings Available for Fixed Charges	$413.6	$474.2	$442.1	$412.9	$322.9

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$55.9	$46.9	$49.6	$56.9	$43.8

Interest expense - capitalized	0.6	0.2	0.2	0.1	0.2

Amortization of deferred financing	11.3	4.6	5.0	7.0	8.0

One-third of rental expense representing reasonable approximation of the interest factor	16.0	18.0	17.9	18.2	14.8

Consolidated Fixed Charges	$83.8	$69.7	$72.7	$82.2	$66.8

Consolidated Ratio of Earnings to Fixed Charges	4.94	6.80	6.08	5.02	4.83

(a) Does not include interest related to uncertain tax positions.